                                  EXHIBIT 99.4

                      SUMMARY OF DELAWARE APPRAISAL RIGHTS

                           DELAWARE APPRAISAL RIGHTS

         Section 262(a) of the DGCL provides that any stockholder of a Delaware corporation holding shares of stock on the date demand is made pursuant to
Section 262(d) of the DGCL with respect to such shares, who holds such shares through the effective date of the merger, and who has neither voted in favor of the merger nor consented thereto in writing shall be entitled to an appraisal by the Delaware Court of Chancery (the "Court") of the fair value of the stockholder's shares of stock.

         Section 262(d)(1) of the DGCL provides that if a proposed merger for which appraisal rights are provided is to be submitted for approval at a meeting of stockholders, the corporation shall notify each of its stockholders, not less than 20 days prior to the meeting, that such appraisal rights are available. As previously stated herein, the Merger, as structured, does not require the Company to call a special stockholders meeting pursuant to Section 251(f) of the DGCL. The Company, therefore, will provide notice to the Cash Stockholders, not less than 20 days prior to the Effective Time, that such appraisal rights are available. If any Cash Stockholder elects to have an appraisal of his or her shares, he or she must deliver to the Company, before the Effective Time, a written demand for such an appraisal. This written demand will be sufficient if it reasonably informs the Company of the identity of the Cash Stockholder and that the Cash Stockholder intends to demand an appraisal of his or her shares. Within 10 days of the Effective Time, the Company must notify each Cash Stockholder who has complied with Section 262(d)(1) of the DGCL that the Merger has become effective and the date on which it occurred.

         Within 120 days after the Effective Time, the Company or any Cash Stockholder who has complied with Section 262(a) and (d) of the DGCL, may file a petition in the Court demanding a determination of the value of the Company Common Stock. At any time within 60 days after the Effective Time, any Cash Stockholder who has made formal written demand for an appraisal of his or her shares, may withdraw his or her respective demand for appraisal and accept the Merger Consideration. Within 120 days after the Effective Time, any Cash Stockholder who has complied with Section 262(a) and (d) of the DGCL, upon written request, shall be entitled to receive from the Company a statement setting forth the aggregate number of holders of shares that have demanded an appraisal of his or her respective shares. The Company shall be required to mail such statement to the Cash Stockholder within the later of (i) 10 days after his or her written request for such statement is received by the Company; or (ii) 10 days after expiration of the period for delivery of demands for appraisal under DGCL Section 262(d).

         In the event a Cash Stockholder files a petition in the Court, service of a copy of such petition must be made upon the Company. Within 20 days after such service, the Company must file in the office of the Register in Chancery in which such petition was filed, a duly



                                     4-1
verified list containing the names and addresses of all Cash Stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the Company. If the petition is filed by the Company, then such verified list must accompany the petition. The Register in Chancery, if ordered by the Court, shall give notice of the time and place of the hearing by registered or certified mail to the Company and to the Cash Stockholders shown on the list at the addresses provided therein.
Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs associated therewith shall be borne by the Company.

         At the hearing on such petition, the Court shall determine the Cash Stockholders who have complied with the provisions of Section 262 of the DGCL and who are entitled to appraisal rights. After determining the Cash Stockholders entitled to an appraisal, the Court shall appraise the Company Common Stock, determining the fair value exclusive of any element of value arising from the consummation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the Court shall take into account all relevant factors. The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the Company to the Cash Stockholders entitled to receive such payment.

         The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a Cash Stockholder, the Court may order all or a portion of the expenses incurred by any Cash Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.





                                      4-2